

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Oliver Schacht
Chief Executive Officer
OpGen, Inc.
9717 Key West Avenue, Suite 100
Rockville, MD 20850

      Re: OpGen, Inc.
         Registration Statement on Form S-1
         Response dated December 21, 2022
         File No. 333-268648

Dear Oliver Schacht:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to the prior comment is to the comment in our December 21, 2022 letter.

Registration Statement on Form S-1 filed December 21, 2022

General

1.   We acknowledge your response to our prior comment, including your proposed revised disclosure. Please expand your proposed revised disclosure regarding the disparate rights to also explain other types of material provisions covered by the purchase agreement, such as your representations and other types of covenants. In addition, please add other appropriate disclosures in the prospectus explaining this potential difference in rights, including a risk factor.

Please contact Sean Healy at 202-551-5586 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Peter Jaslow, Esq.